AIM International Mutual Funds (Invesco International Mutual Funds)

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Invesco Distributors, Inc.

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

May 12, 2016

Filed via EDGAR (CIK #0000880859)

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	AIM International Mutual Funds (Invesco International Mutual Funds) (Registrant)

(File Nos. 811-06463 and 033-44611)

Dear Ms. Dobelbower:

On behalf of the above-referenced Registrant and its principal underwriter, Invesco Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (1933 Act), we respectfully request that the effectiveness of Post-Effective Amendment No. 68 to the Registrant’s Registration Statement on Form N-1A filed on May 11, 2016 under the 1933 Act and the Investment Company Act of 1940, as amended, be accelerated to June 30, 2016 or as soon as possible thereafter. The purpose of the Amendment is to register a new series of the Registrant, Invesco Global Sustainable Equity Fund.

It is our understanding that you have discussed the possible acceleration of the Registration Statement with your branch chief, Vincent Di Stefano. Please contact Stephen Rimes at 713-214-1968 if you have any questions or need further information. Thank you for your prompt attention to this matter.

/s/ Stephen R. Rimes	/s/ John M. Zerr
Name: Stephen R. Rimes	Name: John M. Zerr
Title: Assistant Secretary	Title: Senior Vice President
AIM International Mutual Funds	Invesco Distributors, Inc.
(Invesco International Mutual Funds)